SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        Alternative Living Services, Inc.
                                 (Name of Issuer)

                     Common Stock, $0.01 par value per share
                          (Title of Class of Securities)

                                   02145k-10-7
                                  (Cusip Number)

                                  David C. Haley
                               HBK Investments L.P.
                           777 Main Street, Suite 2750
                             Fort Worth, Texas  76102
                                  (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 13, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 75,300 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 75,300 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         763,854 (1)(3)(4)(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.0% (5)

14.      Type of Reporting Person: PN


----------------------------
(1) The shares were purchased by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3) Includes 58,766 shares obtainable upon conversion of the Issuer's 7% Convertible Subordinated Debentures due 2004 (the "Debentures") as follows: (i) 25,926 shares obtainable upon conversion by HBK Finance L.P. of $525,000 principal amount of the Debentures held by HBK Finance L.P. and (ii) 32,840 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $665,000 principal amount of the Debentures held by HBK Offshore Fund Ltd. Pursuant to an Investment Management Agreement, upon conversion by HBK Offshore Fund Ltd. of the Debentures held by such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and HBK Offshore Fund Ltd. will have no beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the Debentures held by such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(4) Includes 629,788 shares obtainable upon conversion of the Sterling House Corporation's 6.75% Convertible Subordinated Debentures due 2006 (the "Sterling Debentures") as follows: (i) 134,594 shares obtainable upon conversion by HBK Finance L.P. of $2,743,000 principal amount of the Sterling Debentures held by HBK Finance L.P. and (ii) 495,194 shares obtainable upon conversion by HBK Offshore Ltd. of $10,092,000 principal amount of the Sterling Debentures held by HBK Offshore Ltd. Pursuant to an Investment Management Agreement, upon conversion by HBK Offshore Ltd. of the Sterling Debentures held by such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and HBK Offshore Fund will have no beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the Sterling Debentures held by such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(5) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 19,264,078.

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         160,520(1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.9% (3)

14.      Type of Reporting Person: BD

----------------------------
(1) Includes 25,926 shares obtainable upon conversion of $525,000 principal amount of the Debentures. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.

(2) Includes 134,594 shares obtainable upon conversion of $2,743,000 principal amount of the Sterling Debentures. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 18,736,044.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Alternative Living Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 450 North Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53005.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments")and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Finance and two other limited partnerships.

         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase shares of the Stock, Debentures and Sterling Debentures are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)            $ 17,180,038 (2)(4)

         Finance             Working Capital
                             and Other (1)            $ 4,442,428  (3)(4)

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc., Prime Dealer Services, Inc. and Goldman, Sachs & Co. Incorporated as margin loans to acquire the Stock and the Debentures, and the remainder was obtained from Working Capital.

         (2) Represents $1,968,680 expended by HBK Offshore Fund Ltd. ("Offshore") to purchase 75,300 shares of the Stock, $982,213 expended by such entity to purchase $665,000 principal amount of the Debentures and $14,229,145 expended by such entity to purchase $10,092,000 principal amount of the Sterling Debentures, as to which Offshore has no beneficial ownership.

         (3) Represents $775,563 expended by Finance to purchase $525,000 principal amount of the Debentures and $3,666,865 expended by such entity to purchase $2,743,000 principal amount of the Sterling Debentures.

         (4) This figure represents the total amount expended by such person in purchasing the Stock and the Debentures reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Item 2 Persons acquired the Stock, the Debentures and the Sterling Debentures in the ordinary course of business for investment purposes. None of the Item 2 Persons has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of
Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the Stock, the Debentures and the Sterling Debentures, or to formulate other purposes, plans or proposals regarding the Issuer or the Stock, the Debentures and the Sterling Debentures held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement with Offshore, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 75,300 shares of the Stock, which constitutes approximately 0.4% of the 19,264,078 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i). In addition, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of an additional 32,840 shares obtainable upon conversion of $665,000 principal amount of the Debentures held by Offshore, which constitutes approximately 0.2% of the 19,264,078 shares of the Stock deemed to be outstanding thereunder. Further, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of an additional 495,194 shares obtainable upon conversion of $10,092,000 principal amount of the Sterling Debentures held by Offshore, which constitutes approximately 2.6% of the 19,264,078 shares of the Stock deemed outstanding thereunder. Further, pursuant to an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 25,926 shares of the Stock obtainable upon conversion of $525,000 principal amount of the Debentures held by Finance, which constitutes approximately 0.1% of the 19,264,078 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i). Finally, pursuant to such Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 134,594 shares of the Stock obtainable upon conversion of $2,743,000 principal amount of the Sterling Debentures held by Finance, which constitutes approximately 0.7% of the 19,264,078 shares of the Stock deemed to be outstanding thereunder.

         Pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of 25,926 shares obtainable upon conversion of $525,000 principal amount of the Debentures held by Finance, which constitutes approximately 0.1% of the 18,736,044 shares deemed to be outstanding thereunder. In addition, pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of an additional 134,594 shares obtainable upon conversion of $2,743,000 principal amount of the Sterling Debentures held by Finance, which constitutes approximately 0.7% of the 18,736,044 shares of the Stock deemed to be outstanding thereunder.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 763,854 shares of the Stock, which constitutes approximately 4.0% of the 19,264,078 shares of the Stock deemed to be outstanding.

         Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 160,520 shares of the Stock, which constitutes approximately 0.9% of the 18,736,044 shares of the Stock deemed to be outstanding.

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 763,854 shares of the Stock, which constitutes approximately 4.0% of the 19,264,078 shares of the Stock deemed to be outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 75,300 shares of the Stock.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 75,300 shares of the Stock.

         In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 75,300 shares of the Stock.

         None of Finance, Capital, Fund or Partners I has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 75,300 shares of the Stock.

         (c)

         During the last 60 days, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the American Stock Exchange as follows:

                              NUMBER OF SHARES
                                PURCHASED (P)         PRICE PER
REPORTING PERSON   DATE          OR SOLD (S)            SHARE

Investments (1)    11/21/97       53,000 (P)          $27.00
Investments (1)    11/21/97       58,800 (P)          $27.38
Investments (1)    11/21/97        4,300 (S)          $27.52
Investments (1)    11/21/97        2,000 (S)          $26.94
Investments (1)    11/21/97        3,900 (S)          $27.52
Investments (1)    11/21/97       47,000 (P)          $27.00
Investments (1)    11/21/97        1,800 (S)          $26.94
Investments (2)    12/04/97        1,000 (P)          $25.06
Finance            12/04/97        1,000 (P)          $25.06
Investments (1)    12/05/97        7,000 (P)          $25.09
Investments (2)     12/08/97       5,000 (P)          $25.13
Investments (2)    12/09/97        2,000 (P)          $25.09
Investments (1)    12/11/97        6,300 (P)          $23.92
Investments (1)    12/15/97        8,000 (P)          $23.47
Investments (1)    12/16/97        9,500 (S)          $24.59
Investments (1)    12/19/97        2,370 (P)          $24.75
Investments (2)    01/14/98        1,240 (P)          $29.70
Finance            01/14/98          960 (P)          $29.70

(1) These shares were purchased or sold by Offshore, which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

(2) These shares were purchased by HBK Securities Ltd. ("Securities"), which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         In addition, during the past 60 days, the Reporting Persons have purchased (P) and sold (S) Debentures in over-the-counter transactions on PORTAL and Nasdaq, as follows:

                                 FACE AMOUNT        PRICE PER $100
REPORTING PERSON   DATE         OF DEBENTURES        FACE AMOUNT

Investments (2)    12/16/97     $2,405,000(P)         $137.81
Finance            12/16/97     $1,603,000(P)         $137.81
Investments (1)    01/07/98     $  425,000(P)         $147.25
Finance            01/07/98     $  325,000(P)         $147.25
Investments (1)    01/08/98     $  240,000(P)         $148.50
Finance            01/08/98     $  200,000(P)         $148.50
Investments (1)    01/13/98     $2,400,000(P)         $146.72
Finance            01/13/98     $1,600,000(P)         $146.72
Finance            01/15/98     $1,603,000(S)         $154.00
Finance            01/15/98     $1,600,000(S)         $154.00
Investments (1)    01/15/98     $2,400,000(S)         $154.00
Investments (2)    01/15/98     $2,405,000(S)         $154.00

         (1) These Debentures were purchased or sold by Offshore, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         (2) These Debentures were purchased by Securities, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         In addition, during the past sixty days, the Reporting Persons have purchased (P) and sold (S) Sterling Debentures in over-the-counter transactions on PORTAL and Nasdaq, as follows:

                                   FACE AMOUNT         PRICE PER $100
REPORTING PERSON   DATE           OF DEBENTURES         FACE AMOUNT

Investments (1)    11/21/97       $3,000,000 (P)      $142.58
Investments (1)    11/24/97       $4,800,000 (P)      $143.08
Investments (2)    12/10/97       $   70,000 (P)      $133.50
Finance            12/10/97       $   30,000 (P)      $133.50
Finance            12/15/97       $  150,000 (P)      $127.50
Finance            12/15/97       $  315,000 (P)      $127.50
Finance            12/16/97       $1,775,000 (S)      $133.00
Finance            12/16/97       $1,740,000 (S)      $133.00
Finance            12/16/97       $  318,000 (P)      $133.09
Finance            12/16/97       $  900,000 (P)      $133.09
Finance            12/16/97       $  240,000 (P)      $133.09
Investments (1)    12/16/97       $1,860,000 (S)      $133.00
Investments (1)    12/16/97       $  212,000 (P)      $133.09
Investments (1)    12/16/97       $  600,000 (P)      $133.09
Investments (1)    12/16/97       $  160,000 (P)      $133.09
Investments (2)    12/16/97       $1,580,000 (S)      $133.00
Investments (1)    01/07/98       $  155,000 (P)      $146.50
Finance            01/07/98       $  100,000 (P)      $146.50

         (1) These Debentures were purchased or sold by Offshore, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         (2) These Debentures were purchased by Securities, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         (d)

         Not applicable.

         (e)

         The Reporting Persons ceased to beneficially own more than 5% of the Stock on January 15, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     January 22, 1998



                                  HBK INVESTMENTS L.P.


                                  By: /s/ Harlan B. Korenvaes
                                         Harlan B. Korenvaes (1)



                                  HBK FINANCE L.P.


                                  By: /s/ Harlan B. Korenvaes
                                         Harlan B. Korenvaes (2)


(1) An Authorization Certificate authorizing Harlan B. Korenvaes to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing Harlan B. Korenvaes to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.